Exhibit 99.1

Alexco Files Management Information Circular in Connection with Annual General Meeting of Shareholders

VANCOUVER, May 2, 2019 /CNW/ - Alexco Resource Corp. (NYSE American:AXU, TSX:AXR) is pleased to announce that it has mailed a notice of meeting and management information circular to its shareholders of record as of April 22, 2019 in connection with its Annual General Meeting of shareholders to be held at Suite 2900, 550 Burrard Street, Vancouver, British Columbia on Thursday, June 6, 2019, at 1:30 p.m. (Pacific Time).

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and are on our website at www.alexcoresource.com/investors/annual-general-meeting/.

Meeting Matters

Shareholders will be asked to vote on the following:

1.	To fix the number of directors at seven;
2.	To elect directors for the ensuing year;
3.	To appoint the auditors for the ensuing year;
4.	To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular approving and ratifying the adoption of a new stock option plan to replace the existing equity incentive plan of the Corporation;
5.	To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular approving and ratifying the adoption of a new restricted share unit plan; and
6.	To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular approving and ratifying the adoption of a new deferred share unit plan.

The Board of Directors of Alexco recommends that shareholders vote in favour of all proposed items.

Shareholder Information and Questions

Alexco shareholders who have questions about the management information circular, or require assistance with voting their shares can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2019/02/c1137.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer, Kettina Cordero, Director of Investor Relations, Phone: (778)945-6577, Email: kcordero@alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:00e 02-MAY-19